United States securities and exchange commission logo





                            January 12, 2022

       Jiawen Miao
       Chief Executive Officer
       Harden Technologies Inc.
       No. 3 Chuangye Road
       Torch Development Zone
       Zhongshan City
       PR China 528400

                                                        Re: Harden Technologies
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
19, 2021
                                                            CIK No. 0001873723

       Dear Mr. Miao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 1, 2021 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Cover Page

   1. Please disclose whether your auditor is subject to the determinations announced by the
                                                        PCAOB on December 16,
2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company.
 Jiawen Miao
FirstName  LastNameJiawen
Harden Technologies Inc. Miao
Comapany
January 12,NameHarden
            2022       Technologies Inc.
January
Page 2 12, 2022 Page 2
FirstName LastName
Prospectus Summary, page 1

2. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors
Our ordinary shares may be prohibited from being trading..., page 20

3. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factor to disclose that the Accelerating Holding Foreign Companies
         Accountable Act, if enacted, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCA Act and that, pursuant to the HFCA Act, the
         PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland
         China or Hong Kong.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Bradley A. Haneberg